AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 400, 455 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 1T1 www.avino.com

VIA FACSIMILE: 202-772-9368
(Original to follow by mail)

October 17, 2008

Attention: Tracie Towner
U.S. Securities and Exchange Commission
Washington, D.C.
20549-7010

Dear Ms. Towner:

RE:	Avino Silver & Gold Mines Ltd. Form 20F for Transition Period Ended December 31, 2007 File No. 0-09266

This letter is in response to our discussion of October 10, 2008, pertaining to our amended Form 20F for the Transition Period Ended December 31, 2007, filed on August 22, 2008.

Our amended Form 20F included further disclosure of our internal control procedures in Item 5 but we understand we did not carry this additional disclosure forward to Item 15 where in fact this disclosure is required. In future filings we will include this information in the appropriate Item 15 and understand it is not necessary in Item 5. We further acknowledge that our discussion surrounding any changes in our internal controls should include changes that occurred during the year and not only changes in the last quarter of the year.

Thank you.

Sincerely,

Avino Silver & Gold Mines Ltd.

Per:

/s/ Lisa Sharp

Chief Financial Officer